

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via E-mail
Edwin M. Starrs
Chief Executive Officer
MyECheck, Inc.
2600 E. Bidwell Street, Ste. 140
Folsom, CA 95630

> **Re: MyECheck, Inc.**
> **Registration Statement on Form 10**
> **Filed December 23, 2014**
> **File No. 000-55296**

Dear Mr. Starrs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we reference prior comments, we are referring to our letter dated November 20, 2014.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As you know, your registration statement will become effective by operation of law 60 days from the date it was filed, at which time you will be required to begin filing all of the reports mandated by Section 13 of the Exchange Act. If the review process has not been completed before this date, you should consider withdrawing the registration statement to prevent it from becoming effective, and re-filing it at such time as you are able to respond to any remaining issues or comments.

2.   We note your response to prior comment 5. In addition to modifying the statements referenced in our prior comment to reflect that they are your beliefs, please also disclose in the filing, or provide supplementally, the facts underlying your beliefs for bullets 1, 4 and 5. As noted in our prior comment you must be able to substantiate on a reasonable basis all claims, beliefs and opinions, or remove them from the filing. Accordingly, we reissue prior comment 5, insofar as you have not provided us with such information for the identified bullets.

Business

Federal Reserve Proposed New Rule, February 4, 2014, page 7

3.   We note your response to prior comment 16. However, the penultimate paragraph in this section fails to alert prospective investors that the referenced rule has not yet been adopted in its proposed form. To the extent that you are referring to proposed rules, ensure that you state clearly and consistently their status under federal law.

US Patent 7389913 Method and apparatus for online check processing, page 7

4.   You state that the patent is referenced in 14 follow-on patents by IBM, AT&T, Google, Moneygram, Telesign, and others. Please expand your disclosure to state more clearly the significance of the follow-on patents, and the implications for your business. To the extent that it impacts your ability to renew the license on substantially similar terms, provide disclosure in this regard.

5.   We note that you cite to the uniform resource locator (URL) for a Google web address. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document.

Business Partners, page 9

6.   We note your response to prior comment 21. Although you provide disclosure clarifying that the partnerships referenced in the first paragraph of this section have ended, it appears inappropriate to list these entities under the heading "Business Partners" as such presentation tends to suggest that these entities remain your partners. To the extent that you elect to retain this paragraph, please refocus the disclosure on entities with which you currently do business, and present the discussion of prior partners elsewhere in the document.

Management's Discussion and Analysis or Plan of Operation, page 12

General

7.   We note your response to prior comment 27. From your description of the license terms in the document, it appears that the royalty fees have yet to be agreed upon. To the extent this is the case, please advise why you believe the lack of an agreement in this regard does not present material challenges in evaluating future expenses that call for discussion pursuant to Item 303(a) of Regulation S-K.

Directors and Executive Officers

Biographic Sketches, page 23

8.   To the extent that you focus on your management's prior successes in managing companies, such as your CEO's prior successes in managing Starnet Systems International, Inc., ensure that you balance such disclosure with instances, if any, where such results were not obtained.

Certain Relationships and Related Transactions, page 26

9.   Article III.1.b of the Patent License Agreement appears to require the payment of royalties after the initial term of one year and to provide a specific payment structure for such royalties. Throughout the document, however, you fail to disclose such a payment structure, and instead state that royalties beyond one year are subject to negotiation. Please advise

Legal Proceedings, page 26

10.   Further to prior comment 35, please ensure that you provide the disclosure called for by Item 103 of Regulation S-K with respect to all material legal proceedings. In this regard, please expand your disclosures in this section to briefly describe the factual basis alleged to underlie each proceeding, including your claims against Zipmark, Inc. and Jay B Jay Bhattacharya, Inc., on the one hand, and Sweetsun Intertrade, Inc., Seven Mile Securities, Titan International Securities, Inc. and Scottsdale Capital Advisors Corporation, on the other.

11.   Please update your disclosure regarding the $38,182.80 judgment against the company filed in California on August 21, 2012, to reflect any recent developments or the lack thereof, as the current disclosure indicates that your management intended to attempt to resolve this matter by the end of 2014.

Recent Sales of Unregistered Securities, page 28

12.   Ensure that you disclose the total number of purchasers for each transaction described in this section. In addition, with respect to your unregistered sales made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act, ensure that you disclose whether the purchasers were accredited or sophisticated with access to information.

13.   You indicate that several of the issuances described in this section were made in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D. You do not appear, however, to have filed any Forms D relating to these offerings. Please advise.

Exhibits

14.   Please revise your filing to include an exhibit index. Refer to Item 601(a)(2) of Regulation S-K.

15.   In addition, please ensure that each exhibit is filed under the proper exhibit number pursuant to Item 601(b) of Regulation S-K. In this regard, it appears that most or all of the exhibits currently filed as exhibits 1.1 through 1.20 are material contracts filed pursuant to Item 601(b)(10) which should therefore be filed instead as exhibits 10.1 through 10.20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser